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MAR 01 2019

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SEC

19003286

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-52202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRITTANY CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE, 26TH FLOOR
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND MENDEZ 212-265-6046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA, LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWATS PARK DRIVE WEST, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND MENDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRITTANY CAPITAL GROUP, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Raymond Mendez

Signature

CHIEF FINANCIAL OFFICER

Title

Susan Hope

Notary Public

Susan Hope Notary Public
State of NY
Rockland County #4743733
Comm. Expires 3-30-19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brittany Capital Group, Inc.
666 Fifth Avenue, 26th Floor
New York, NY 10103
(212) 265-6046

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

****

Brittany Capital Group, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	18,368
Retainer fees receivable		3,750
Prepaid expenses		2,110
Prepaid income taxes		28
Other assets		2,975
		27,231
Equipment at cost less accumulated depreciation of $140		570
Total assets	$	27,801
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	1,394
Subordinated borrowings		56,000
Stockholders' equity		
Common stock, no par value; 200 shares authorized, 197 shares issued and 180 shares outstanding		113,350
Additional paid-in capital		25,900
Accumulated deficit		(148,868)
		(9,618)
Less: treasury stock, at cost, 17 shares		(19,975)
		(29,593)
Total liabilities and stockholders' equity	$	27,801

The accompanying notes are an integral part of this financial statement.

1. General

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company works with alternative asset managers, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. Summary of Significant Accounting Policies

Revenue Recognition
Retainer fees include advisory fees which are earned when the services are performed based upon the terms of the contract. Success fees are recorded when the financing closes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities, net of any valuation allowance.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows. The Company will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal and state income tax examinations for years before 2015.

Equipment and Depreciation
Equipment is stated at cost. Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the asset of five years.

Allowance for Doubtful Accounts
The Company provides for doubtful accounts when current market conditions indicate that a collection of a retainer fee receivable is doubtful. The receivable is considered fully collectible and no allowance was considered necessary.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

2. Summary of Significant Accounting Policies – (Continued)

The ASU is effective for the Company January 1, 2018, under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of adopting this ASU, the Company will not be required make any changes to the way revenue is currently being recognized. The Company adopted this ASU in January 2018 using a modified retrospective approach. The Company's Management has determined that the ASU does not have a material impact on its financial condition, results of operations or cash flows on January 1, 2018.

3. Revenue from Retainer Fees

The retainer receivable at December 31, 2017 and 2018, was $0 and $3,750, respectively. The increase is a result of the activity for the year.

The Company provides advisory services working with alternative asset managers in assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services. Revenue for these advisory services is generally recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

4. Equipment

The following is a summary of equipment at cost, less accumulated depreciation at December 31, 2018:

Computer equipment	$ 710
Less: accumulated depreciation and amortization	140
Property and equipment, net	$ 570

5. Administration Agreement

The Company has entered into an administration agreement whereby facilities, equipment and office services are provided. The agreement commenced May 1, 2005. This agreement was amended on October 1, 2013, to occupy an additional office. The agreement is on a month-to-month basis, for a monthly fee of $6,080 plus additional miscellaneous fees unless either party cancels.

6. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

6. Net Capital Requirements – (Continued)

At December 31, 2018, the Company had net capital, as defined, of $16,974, which exceeded its required minimum net capital of $5,000 by $11,974. Aggregate indebtedness at December 31, 2018, totaled $1,394. The ratio of aggregate indebtedness to net capital was 8.21 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

100% of revenue in 2018 was from three customers.

8. Taxes

The primary temporary difference and its deferred income tax effect as of December 31, 2018 is as follows:

Deferred tax asset:	
Net operating loss (NOL) carry-forward	$ 98,300
Less: valuation allowance	(98,300)
Net deferred tax asset	$ -

As of December 31, 2018, the Company has available approximately $239,000 of unused operating loss carryforwards of which approximately $169,000 expire through 2031 and the remainder are available indefinitely. There is no current taxable income at December 31, 2018.

At December 31, 2018, management of the Company believes that it is more-likely-than-not that the Company will not generate a sufficient level of taxable income within the forseeable future to utilize the deferred tax asset. Accordingly, a valuation allowance has been recorded to cover the entire deferred tax asset balance at December 31, 2018. The valuation allowance has increased from 2017 by approximately $34,000.

9. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2018, include the following:

Subordinated notes, 3% due July 1, 2020	$26,000
Subordinated notes, 3% due October 31, 2021	30,000
Total Subordinated notes	$56,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings provide for an automatic annual extension, unless otherwise specified by either the lender or the Company, in writing thirteen months prior to the maturity date.

10. Recently Issued Accounting Pronouncement

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans, and other financial instruments. The standard will be effective for the Company for fiscal periods beginning after December 15, 2019, with early adoption permitted beginning December 15, 2018. The Company is currently evaluating the impact of this standard on its financial statements, including accounting policies, processes, and systems.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230) regarding restricted cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update do not provide a definition of restricted cash or restricted cash equivalents. The Company is assessing the impact of this guidance, however, it currently expects that adoption will not materially impact the financial statements.

11. Subsequent Events

On January 31, 2019, $35,000 was approved by FINRA to be funded and contributed as additional subordinated loan. The Company has evaluated subsequent events through the date of this report and except for the above mater has determined that it is not aware of any other events that would have a material effect on the financial statements.

MAZARS

Report of Independent Registered Public Accounting Firm

To the Stockholders of *Brittany Capital Group, Inc.*

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc., (the "Company"), as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and ended, cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

We have served as the Company's auditor since 2000.

Woodbury, NY
February 26, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM